

Investor Relations: Anjali Aggarwal
Media Relations: Ann Imes
+1 (617) 747-3300
ir@amg.com
pr@amg.com

# AMG Reports Financial and Operating Results
# for the Second Quarter and First Half of 2021

*Company reports EPS of $2.55, Economic EPS of $4.03 in the second quarter of 2021*

▶ Announced partnership with Parnassus Investments, the largest independent ESG-dedicated fund manager in the industry

▶ Completed strategic evolution of U.S. wealth distribution platform, benefiting clients through differentiated strategies, lower fees

▶ Net income (controlling interest) of $109 million, Economic Net Income of $171 million

▶ Adjusted EBITDA of $227 million, grew 40% year-over-year, primarily driven by Affiliate investment performance

▶ Issued $200 million 40-year hybrid bond, enhancing balance sheet and capital flexibility; repurchased $80 million in common stock

**WEST PALM BEACH, FL, July 28, 2021 —** Affiliated Managers Group, Inc. (NYSE: AMG) today reported its financial and operating results for the second quarter and six months ended June 30, 2021.

**Jay C. Horgen, President and Chief Executive Officer of AMG, said:**
"AMG reported growth of 40% in Adjusted EBITDA and 47% in Economic earnings per share relative to the year-ago quarter, driven by the consistent execution of our strategy and the quality and diversity of our growing Affiliate partner group. Net client cash flows were positive in the quarter, excluding certain quantitative strategies, and reflected ongoing strength in private markets, specialty fixed income, ESG, and U.S. equity strategies. AMG's forward business momentum continues to accelerate as our existing Affiliates deliver excellent investment performance and as we invest in new Affiliates operating in areas of secular growth.

"Recently, we announced a partnership with Parnassus Investments, the largest independent ESG-dedicated fund manager in the industry with over three decades of outstanding performance, enhancing our strategic participation in this fast-growing area. With the addition of Parnassus, AMG Affiliates will now manage over $80 billion in AUM in dedicated ESG strategies and over $600 billion in strategies integrating ESG factors into the investment process. Since the beginning of 2019, we have partnered with seven new Affiliates, reflecting our focus in executing on our new investment opportunity set, and looking ahead, we see an attractive ongoing opportunity to establish new partnerships, given the favorable transaction environment, AMG's strong competitive position, and the increasing demand for our partnership solutions from the highest-quality independent firms around the world.

"During the quarter, we completed the strategic evolution of our U.S. wealth distribution platform, which now offers clients greater access to higher-quality, more-differentiated strategies at lower fees. Going forward, we will continue to invest in growth initiatives alongside our Affiliate partners to meet their strategic objectives. With our strong financial profile and free cash flow generation, we see tremendous opportunity to further build on our momentum through the continued execution of our strategy to drive top-line EBITDA growth, which, together with capital return through share repurchases, will further compound earnings growth and create meaningful shareholder value over time."

| FINANCIAL HIGHLIGHTS | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|
| *(in millions, except as noted and per share data)* | 6/30/2020 | 6/30/2021 | 6/30/2020 | 6/30/2021 |
| **Operating Performance Measures** | | | | |
| AUM (at period end, in billions) | $ 638.4 | $ 755.7 | $ 638.4 | $ 755.7 |
| Average AUM (in billions) | 635.7 | 752.1 | 649.4 | 742.8 |
| Net client cash flows (in billions) | (18.2) | (8.1) | (32.0) | (15.6) |
| Aggregate fees | 960.9 | 1,185.6 | 2,214.0 | 2,600.0 |
| **Financial Performance Measures** | | | | |
| Net income (controlling interest) | $ 30.7 | $ 109.0 | $ 15.1 | $ 258.9 |
| Earnings per share (diluted) [1] | 0.65 | 2.55 | 0.32 | 5.96 |
| **Supplemental Performance Measures [2]** | | | | |
| Adjusted EBITDA (controlling interest) | $ 162.1 | $ 227.3 | $ 362.4 | $ 474.1 |
| Economic net income (controlling interest) | 129.6 | 171.2 | 280.9 | 356.0 |
| Economic earnings per share | 2.74 | 4.03 | 5.90 | 8.30 |

*For additional information on our Supplemental Performance Measures, including reconciliations to GAAP, see the Financial Tables and Notes.*

**Capital Management**

During the second quarter of 2021, the Company repurchased approximately $80 million in common stock bringing total share repurchases to $290 million year-to-date, and announced a second-quarter cash dividend of $0.01 per share of common stock, payable August 20, 2021 to stockholders of record as of the close of business on August 6, 2021. On July 13, the Company issued a $200 million 40-year hybrid bond.

**About AMG**

AMG is a leading partner to independent active investment management firms globally. AMG's strategy is to generate long-term value by investing in a diverse array of excellent partner-owned investment firms, referred to as "Affiliates," through a proven partnership approach, and allocating resources across the Company's unique opportunity set to the areas of highest growth and return. AMG's innovative partnership approach enables each Affiliate's management team to own significant equity in their firm while maintaining operational and investment autonomy. In addition, AMG offers its Affiliates growth capital, global distribution, and other strategic value-added capabilities, which enhance the long-term growth of these independent businesses and enable them to align equity incentives across generations of principals to build enduring franchises. As of June 30, 2021, AMG's aggregate assets under management were approximately $756 billion across a broad range of active, return-oriented strategies. For more information, please visit the Company's website at www.amg.com.

---

**Conference Call, Replay and Presentation Information**

A conference call will be held with AMG's management at 8:30 a.m. Eastern time today. Parties interested in listening to the conference call should dial 1-877-407-8291 (U.S. calls) or 1-201-689-8345 (non-U.S. calls) shortly before the call begins.

The conference call will also be available for replay beginning approximately one hour after the conclusion of the call. To hear a replay of the call, please dial 1-877-660-6853 (U.S. calls) or 1-201-612-7415 (non-U.S. calls) and provide conference ID 13721463. The live call and replay of the session and a presentation highlighting the Company's performance can also be accessed via AMG's website at https://ir.amg.com/.

**Financial Tables Follow**

## ASSETS UNDER MANAGEMENT - STATEMENT OF CHANGES *(in billions)*

| BY STRATEGY - QUARTER TO DATE | | Alternatives | | Global Equities | | U.S. Equities | | Multi-Asset & Fixed Income | | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| AUM, March 31, 2021 | $ | 222.8 | $ | 284.7 | $ | 110.7 | $ | 119.8 | $ | 738.0 |
| Client cash inflows and commitments | | 9.1 | | 10.3 | | 7.7 | | 6.5 | | 33.6 |
| Client cash outflows | | (5.1) | | (21.7) | | (9.1) | | (5.8) | | (41.7) |
| **Net client cash flows** | | **4.0** | | **(11.4)** | | **(1.4)** | | **0.7** | | **(8.1)** |
| New investments | | 2.6 | | — | | — | | — | | 2.6 |
| Market changes | | 4.6 | | 17.3 | | 6.1 | | 4.6 | | 32.6 |
| Foreign exchange | | 0.2 | | 0.7 | | 0.1 | | 0.2 | | 1.2 |
| Realizations and distributions (net) | | (9.1) | | (0.1) | | — | | — | | (9.2) |
| Other | | (1.4) | | (0.1) | | — | | 0.1 | | (1.4) |
| **AUM, June 30, 2021** | $ | **223.7** | $ | **291.1** | $ | **115.5** | $ | **125.4** | $ | **755.7** |

| BY STRATEGY - YEAR TO DATE | | Alternatives | | Global Equities | | U.S. Equities | | Multi-Asset & Fixed Income | | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| AUM, December 31, 2020 | $ | 216.5 | $ | 278.5 | $ | 103.5 | $ | 117.7 | $ | 716.2 |
| Client cash inflows and commitments | | 17.5 | | 19.5 | | 14.3 | | 13.2 | | 64.5 |
| Client cash outflows | | (11.3) | | (38.8) | | (16.9) | | (13.1) | | (80.1) |
| **Net client cash flows** | | **6.2** | | **(19.3)** | | **(2.6)** | | **0.1** | | **(15.6)** |
| New investments | | 2.6 | | 2.9 | | 1.1 | | — | | 6.6 |
| Market changes | | 8.9 | | 27.8 | | 13.1 | | 7.2 | | 57.0 |
| Foreign exchange | | 0.4 | | 1.4 | | 0.3 | | 0.4 | | 2.5 |
| Realizations and distributions (net) | | (9.5) | | (0.1) | | — | | — | | (9.6) |
| Other | | (1.4) | | (0.1) | | 0.1 | | — | | (1.4) |
| **AUM, June 30, 2021** | $ | **223.7** | $ | **291.1** | $ | **115.5** | $ | **125.4** | $ | **755.7** |

| BY CLIENT TYPE - QUARTER TO DATE | | Institutional | | Retail | | High Net Worth | | Total |
|---|---|---|---|---|---|---|---|---|
| AUM, March 31, 2021 | $ | 408.9 | $ | 196.8 | $ | 132.3 | $ | 738.0 |
| Client cash inflows and commitments | | 12.4 | | 15.2 | | 6.0 | | 33.6 |
| Client cash outflows | | (21.4) | | (15.0) | | (5.3) | | (41.7) |
| **Net client cash flows** | | **(9.0)** | | **0.2** | | **0.7** | | **(8.1)** |
| New investments | | 2.3 | | — | | 0.3 | | 2.6 |
| Market changes | | 16.6 | | 10.4 | | 5.6 | | 32.6 |
| Foreign exchange | | 0.6 | | 0.5 | | 0.1 | | 1.2 |
| Realizations and distributions (net) | | (8.8) | | (0.2) | | (0.2) | | (9.2) |
| Other | | (1.0) | | (0.2) | | (0.2) | | (1.4) |
| **AUM, June 30, 2021** | $ | **409.6** | $ | **207.5** | $ | **138.6** | $ | **755.7** |

| BY CLIENT TYPE - YEAR TO DATE | | Institutional | | Retail | | High Net Worth | | Total |
|---|---|---|---|---|---|---|---|---|
| AUM, December 31, 2020 | $ | 401.0 | $ | 189.3 | $ | 125.9 | $ | 716.2 |
| Client cash inflows and commitments | | 21.6 | | 29.7 | | 13.2 | | 64.5 |
| Client cash outflows | | (36.9) | | (32.3) | | (10.9) | | (80.1) |
| **Net client cash flows** | | **(15.3)** | | **(2.6)** | | **2.3** | | **(15.6)** |
| New investments | | 4.5 | | 1.0 | | 1.1 | | 6.6 |
| Market changes | | 28.7 | | 18.8 | | 9.5 | | 57.0 |
| Foreign exchange | | 1.4 | | 0.9 | | 0.2 | | 2.5 |
| Realizations and distributions (net) | | (9.2) | | (0.1) | | (0.3) | | (9.6) |
| Other | | (1.5) | | 0.2 | | (0.1) | | (1.4) |
| **AUM, June 30, 2021** | $ | **409.6** | $ | **207.5** | $ | **138.6** | $ | **755.7** |

## CONSOLIDATED STATEMENTS OF INCOME

| (in millions, except per share data) | Three Months Ended | | | |
|---|---|---|---|---|
| | 6/30/2020 | | 6/30/2021 | |
| **Consolidated revenue** | $ | **471.1** | $ | **586.3** |
| **Consolidated expenses:** | | | | |
| Compensation and related expenses | | 216.5 | | 248.9 |
| Selling, general and administrative | | 73.6 | | 88.6 |
| Intangible amortization and impairments | | 80.9 | | 8.9 |
| Interest expense | | 22.3 | | 26.8 |
| Depreciation and other amortization | | 5.0 | | 4.1 |
| Other expenses (net) | | 11.3 | | 12.6 |
| **Total consolidated expenses** | | **409.6** | | **389.9** |
| **Equity method income (net)**[3] | | **17.4** | | **37.6** |
| Investment and other income (expense) | | (12.1) | | 21.1 |
| Income before income taxes | | 66.8 | | 255.1 |
| Income tax expense | | 3.3 | | 70.9 |
| **Net income** | | **63.5** | | **184.2** |
| Net income (non-controlling interests) | | (32.8) | | (75.2) |
| **Net income (controlling interest)** | $ | **30.7** | $ | **109.0** |
| Average shares outstanding (basic) | | 47.2 | | 41.6 |
| Average shares outstanding (diluted) | | 47.3 | | 44.6 |
| **Earnings per share (basic)** | $ | **0.65** | $ | **2.62** |
| **Earnings per share (diluted)**[1] | $ | **0.65** | $ | **2.55** |

## RECONCILIATIONS OF SUPPLEMENTAL PERFORMANCE MEASURES[2]

| (in millions, except per share data) | Three Months Ended | | | |
|---|---|---|---|---|
| | 6/30/2020 | | 6/30/2021 | |
| **Net income (controlling interest)** | $ | **30.7** | $ | **109.0** |
| Intangible amortization and impairments | | 86.3 | | 35.6 |
| Intangible-related deferred taxes | | (3.1) | | 31.0 |
| Other economic items | | 15.7 | | (4.4) |
| **Economic net income (controlling interest)** | $ | **129.6** | $ | **171.2** |
| Average shares outstanding (adjusted diluted) | | 47.3 | | 42.5 |
| **Economic earnings per share** | $ | **2.74** | $ | **4.03** |
| **Net income (controlling interest)** | $ | **30.7** | $ | **109.0** |
| Interest expense | | 22.3 | | 26.8 |
| Income taxes | | 1.1 | | 62.2 |
| Intangible amortization and impairments | | 86.3 | | 35.6 |
| Other items | | 21.7 | | (6.3) |
| **Adjusted EBITDA (controlling interest)** | $ | **162.1** | $ | **227.3** |

*See Notes for additional information.*

## CONSOLIDATED STATEMENTS OF INCOME

| (in millions, except per share data) | Six Months Ended | |
| --- | --- | --- |
| | 6/30/2020 | 6/30/2021 |
| **Consolidated revenue** | $ 978.3 | $ 1,145.4 |
| **Consolidated expenses:** | | |
| Compensation and related expenses | 424.4 | 495.8 |
| Selling, general and administrative | 163.8 | 167.4 |
| Intangible amortization and impairments | 101.5 | 16.4 |
| Interest expense | 41.8 | 54.3 |
| Depreciation and other amortization | 10.1 | 8.4 |
| Other expenses (net) | 22.3 | 26.1 |
| **Total consolidated expenses** | **763.9** | **768.4** |
| **Equity method income (loss) (net)[3]** | **(95.8)** | **89.2** |
| Investment and other income (expense) | (9.7) | 53.5 |
| Income before income taxes | 108.9 | 519.7 |
| Income tax expense | 5.5 | 121.5 |
| **Net income** | **103.4** | **398.2** |
| Net income (non-controlling interests) | (88.3) | (139.3) |
| **Net income (controlling interest)** | **$ 15.1** | **$ 258.9** |
| Average shares outstanding (basic) | 47.5 | 42.1 |
| Average shares outstanding (diluted) | 47.6 | 45.0 |
| **Earnings per share (basic)** | **$ 0.32** | **$ 6.15** |
| **Earnings per share (diluted)[1]** | **$ 0.32** | **$ 5.96** |

## RECONCILIATIONS OF SUPPLEMENTAL PERFORMANCE MEASURES[2]

| (in millions, except per share data) | Six Months Ended | |
| --- | --- | --- |
| | 6/30/2020 | 6/30/2021 |
| **Net income (controlling interest)** | **$ 15.1** | **$ 258.9** |
| Intangible amortization and impairments | 282.0 | 76.1 |
| Intangible-related deferred taxes | (34.1) | 39.9 |
| Other economic items | 17.9 | (18.9) |
| **Economic net income (controlling interest)** | **$ 280.9** | **$ 356.0** |
| Average shares outstanding (adjusted diluted) | 47.6 | 42.9 |
| **Economic earnings per share** | **$ 5.90** | **$ 8.30** |
| **Net income (controlling interest)** | **$ 15.1** | **$ 258.9** |
| Interest expense | 41.8 | 54.3 |
| Income taxes | 1.2 | 110.6 |
| Intangible amortization and impairments | 282.0 | 76.1 |
| Other items | 22.3 | (25.8) |
| **Adjusted EBITDA (controlling interest)** | **$ 362.4** | **$ 474.1** |

*See Notes for additional information*

# CONSOLIDATED BALANCE SHEET

| (in millions) | Period Ended | |
|---|---|---|
| | 12/31/2020 | 6/30/2021 |
| **Assets** | | |
| Cash and cash equivalents | $ 1,039.7 | $ 777.9 |
| Receivables | 421.6 | 711.8 |
| Investments in marketable securities | 74.9 | 62.8 |
| Goodwill | 2,661.4 | 2,669.7 |
| Acquired client relationships (net) | 1,048.8 | 1,036.8 |
| Equity method investments in Affiliates (net) | 2,074.8 | 2,119.1 |
| Fixed assets (net) | 79.6 | 75.8 |
| Other investments | 257.2 | 312.1 |
| Other assets | 230.9 | 255.7 |
| **Total assets** | **$ 7,888.9** | **$ 8,021.7** |
| | | |
| **Liabilities and Equity** | | |
| Payables and accrued liabilities | $ 712.4 | $ 843.5 |
| Debt | 2,312.1 | 2,299.3 |
| Deferred income tax liability (net) | 423.4 | 497.1 |
| Other liabilities | 452.2 | 468.2 |
| **Total liabilities** | **3,900.1** | **4,108.1** |
| | | |
| Redeemable non-controlling interests | 671.5 | 755.7 |
| **Equity:** | | |
| Common stock | 0.6 | 0.6 |
| Additional paid-in capital | 728.9 | 539.3 |
| Accumulated other comprehensive loss | (98.3) | (64.8) |
| Retained earnings | 4,005.5 | 4,263.4 |
| | 4,636.7 | 4,738.5 |
| Less: treasury stock, at cost | (1,857.0) | (2,128.9) |
| **Total stockholders' equity** | **2,779.7** | **2,609.6** |
| Non-controlling interests | 537.6 | 548.3 |
| **Total equity** | **3,317.3** | **3,157.9** |
| **Total liabilities and equity** | **$ 7,888.9** | **$ 8,021.7** |

## Notes

(1) Earnings per share (diluted) adjusts for the dilutive effect of the potential issuance of incremental shares of our common stock. We had junior convertible securities outstanding during the periods presented and are required to apply the if-converted method to these securities in our calculation of Earnings per share (diluted). Under the if-converted method, shares that are issuable upon conversion are deemed outstanding, regardless of whether the securities are contractually convertible into our common stock at that time. For this calculation, the interest expense (net of tax) attributable to these dilutive securities is added back to Net income (controlling interest), reflecting the assumption that the securities have been converted. Issuable shares for these securities and related interest expense are excluded from the calculation if an assumed conversion would be anti-dilutive to diluted earnings per share.

The following table provides a reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share:

| | Three Months Ended | | Six Months Ended | |
| | 6/30/2020 | 6/30/2021 | 6/30/2020 | 6/30/2021 |
|---|---|---|---|---|
| *(in millions)* | | | | |
| **Numerator** | | | | |
| Net income (controlling interest) | $ 30.7 | $ 109.0 | $ 15.1 | $ 258.9 |
| Interest expense on junior convertible securities, net of taxes | – | 4.6 | – | 9.4 |
| Net income (controlling interest), as adjusted | $ 30.7 | $ 113.6 | $ 15.1 | $ 268.3 |
| **Denominator** | | | | |
| Average shares outstanding (basic) | 47.2 | 41.6 | 47.5 | 42.1 |
| Effect of dilutive instruments: | | | | |
| Stock options and restricted stock units | 0.1 | 0.9 | 0.1 | 0.8 |
| Junior convertible securities | – | 2.1 | – | 2.1 |
| Average shares outstanding (diluted) | 47.3 | 44.6 | 47.6 | 45.0 |

(2) As supplemental information, we provide non-GAAP performance measures of Adjusted EBITDA (controlling interest), Economic net income (controlling interest) and Economic earnings per share. Management utilizes these non-GAAP performance measures to assess our performance before our share of certain non-cash expenses and to improve comparability between periods.

Adjusted EBITDA (controlling interest) represents our performance before our share of interest expense, income taxes, depreciation, amortization, impairments, certain Affiliate equity expenses, gains and losses on general partner and seed capital investments, and adjustments to our contingent payment arrangements. We believe that many investors use this non-GAAP measure when assessing the financial performance of companies in the investment management industry.

Under our Economic net income (controlling interest) definition, we add to Net income (controlling interest) our share of pre-tax intangible amortization and impairments (including the portion attributable to equity method investments in Affiliates), deferred taxes related to intangible assets, and other economic items which include non-cash imputed interest (principally related to the accounting for convertible securities and contingent payment arrangements), certain Affiliate equity expenses, and gains and losses on general partner and seed capital investments. Economic net income (controlling interest) is used by management and our Board of Directors as our principal performance benchmark, including as one of the measures for aligning executive compensation with stockholder value.

Economic earnings per share represents Economic net income (controlling interest) divided by the Average shares outstanding (adjusted diluted). In this calculation, the potential share issuance in connection with our junior convertible securities is measured using a "treasury stock" method. Under this method, only the net number of shares of common stock equal to the value of the junior convertible securities in excess of par, if any, are deemed to be outstanding. We believe the inclusion of net shares under a treasury stock method best reflects the benefit of the increase in available capital resources (which could be used to repurchase shares of common stock) that occurs when these securities are converted and we are relieved of our debt obligation.

The following table provides a reconciliation of Average shares outstanding (adjusted diluted):

| | Three Months Ended | | Six Months Ended | |
| | 6/30/2020 | 6/30/2021 | 6/30/2020 | 6/30/2021 |
|---|---|---|---|---|
| *(in millions)* | | | | |
| Average shares outstanding (diluted) | 47.3 | 44.6 | 47.6 | 45.0 |
| Junior convertible securities | – | (2.1) | – | (2.1) |
| Average shares outstanding (adjusted diluted) | 47.3 | 42.5 | 47.6 | 42.9 |

These non-GAAP performance measures are provided in addition to, but not as a substitute for, Net income (controlling interest), Earnings per share or other GAAP performance measures. For additional information on our non-GAAP measures, see our Annual and Quarterly Reports on Form 10-K and 10-Q, respectively, which are accessible on the SEC's website at www.sec.gov.

## Notes (continued)

(3) The following table presents equity method earnings and equity method intangible amortization and impairments, which in aggregate form Equity method income (loss) (net):

| (in millions) | Three Months Ended 6/30/2020 | | Three Months Ended 6/30/2021 | | Six Months Ended 6/30/2020 | | Six Months Ended 6/30/2021 | |
|---|---|---|---|---|---|---|---|---|
| Equity method earnings | $ | 54.3 | $ | 66.9 | $ | 120.4 | $ | 153.7 |
| Equity method intangible amortization and impairments | | (36.9) | | (29.3) | | (216.2) | | (64.5) |
| Equity method income (loss) (net) | $ | 17.4 | $ | 37.6 | $ | (95.8) | $ | 89.2 |

**Forward Looking Statements and Other Matters**

*Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources and other non-historical statements. You can identify these forward-looking statements by the use of words such as "outlook," "guidance," "believes," "expects," "potential," "preliminary," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "projects," "positioned," "prospects," "intends," "plans," "estimates," "pending investments," "anticipates" or the negative version of these words or other comparable words. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including changes in the securities or financial markets or in general economic conditions, pandemics (including COVID-19) and related changes in the global economy, capital markets and the asset management industry, the availability of equity and debt financing, competition for acquisitions of interests in investment management firms, the ability to close pending investments, the investment performance and growth rates of our Affiliates and their ability to effectively market their investment strategies, the mix of Affiliate contributions to our earnings and other risks, uncertainties and assumptions, including those described under the section entitled "Risk Factors" in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Such factors may be updated from time to time in our periodic filings with the SEC. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by applicable law.*

*From time to time, AMG may use its website as a distribution channel of material Company information. AMG routinely posts financial and other important information regarding the Company in the Investor Relations section of its website at www.amg.com and encourages investors to consult that section regularly.*